

Baker & McKenzie GJBJ
Tokyo Aoyama Aoki Law Office
(Gaikokuho Joint Enterprise)
The Prudential Tower
13-10, Nagatacho 2-chome
Chiyoda-ku, Tokyo 100-0014, Japan

Tel : +81 3 5157 2700
Fax : +81 3 5157 2900
www.taalo-bakernet.com
www.bakernet.com

東京青山・青木法律事務所

RECEIVED
2005 NOV -8 P 1: 22
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

05012403

SUPPL

PROCESSED
NOV 09 2005
THOMSON
FINANCIAL

Asia
Pacific
Bangkok
Beijing
Hanoi
Ho Chi Minh City
Hong Kong
Jakarta
Kuala Lumpur
Manila
Melbourne
Shanghai
Singapore
Sydney
Taipei
Tokyo

Europe &
Middle East
Almaty
Amsterdam
Antwerp
Bahrain
Baku
Barcelona
Berlin
Bologna
Brussels
Budapest
Cairo
Dusseldorf
Frankfurt / Main
Geneva
Kyiv
London
Madrid
Milan
Moscow
Munich
Paris
Prague
Riyadh
Rome
St. Petersburg
Stockholm
Vienna
Warsaw
Zurich

North & South
America
Bogota
Brasilia
Buenos Aires
Calgary
Caracas
Chicago
Chihuahua
Dallas
Guadalajara
Houston
Juarez
Mexico City
Miami
Monterrey
New York
Palo Alto
Porto Alegre
Rio de Janeiro
San Diego
San Francisco
Santiago
Sao Paulo
Tijuana
Toronto
Valencia
Washington, DC

November 4, 2005

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U. S. A.
Attn: Mr. Paul Dudek

Re: File Number: 82-5233

Dear Mr. Dudek:

Pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934, we, as legal advisers to BELLUNA CO., LTD. (whose file number is 82-5233), enclose herewith the following information:

· Notice of Repurchase of Own Shares from the Market dated November 4, 2005

Thank you for your attention.

Yours truly,

Seishi Ikeda

SI/mt
Enclosure

cc: BELLUNA CO., LTD. (w/o attachment)
THE BANK OF NEW YORK (with attachment)

Baker & McKenzie GJBJ Tokyo Aoyama Aoki Law Office (Gaikokuho Joint Enterprise) is a
member of Baker & McKenzie International, a Swiss Verein.

November 4, 2005

Name of Company: BELLUNA CO., LTD.

Code No. 9997   1st Section of the Tokyo Stock Exchange

Notice of Repurchase of Own Shares from the Market

The Company repurchased its own shares at the market pursuant to Sub-section 2 of Section 1 of Article 211-3 of Japanese Commercial Code as described below.

1. Period of repurchase: From October 1st to 31st, 2005
2. Number of shares repurchased: 24,750 shares
3. Total cost of repurchase: 85,940,500 yen
4. Method of repurchase: Repurchased at the Tokyo Stock Exchange

Note1: Details resolved at the Board of Directors' meeting held on July 7th, 2005
- Type of shares to be repurchased: Common shares
- Number of shares to be repurchased: 300,000 shares (maximum)
- Total value of shares to be repurchased: 1,000 million-yen (maximum)

Note2: Total number of shares and cost of the repurchase from July 7th, 2005, when Board of Directors' meeting was held, to October 31st, 2005 is as follows:
- Total number of shares repurchased: 116,800 shares
- Total value of shares repurchased: 378,020,000 yen

- END -